FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of May 2012
No. 04

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                          No ☒

On May 09, 2012, the registrant announces TowerJazz and GE Capital Sign Definitive Asset Based Loan Agreement to Provide Up to 4 Billion Yen Credit Line (Approximately $50 Million).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: May 09, 2012	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz and GE Capital Sign Definitive Asset Based
Loan Agreement to Provide Up to 4 Billion Yen Credit
Line (Approximately $50 Million)

Loans at Libor or Tibor Plus 2.6% Can Be Utilized Through 2015

Nishiwaki, Japan and Migdal Haemek, Israel – May 9, 2012 –TowerJazz, the global specialty foundry leader, today announced that it has signed a definitive credit line agreement with GE Capital to provide TowerJazz’s Nishiwaki facility with a credit line of up to 4 billion Japanese Yen (approximately $50 million). Loans to be obtained under this credit line will carry an interest of the higher of TIBOR rate or LIBOR rate plus 2.6% per annum and will be due for repayment in 2015. Availability under the credit line is calculated according to certain formulas set forth in the agreement and is capped at $30 million until June 2013.

Mr. Clark D. Griffith, Senior Vice President, GE Capital Japan, said, "We are pleased and excited to provide this asset based loan agreement to TowerJazz and we look forward to supporting them as they achieve their strategic goals. GE Capital is one of the major providers of asset based loans in the world and plans to grow its asset based loan business in Japan and Asia Pacific.”

Oren Shirazi, TowerJazz chief financial officer and senior VP, said, "I am extremely pleased that we have engaged the finance division of GE, one of the largest financial entities in the world. We believe this agreement and the previously announced government Cap-Ex grant approval, together with the new customers that we are engaging for manufacturing in the Nishiwaki fab, are strong enablers for our business and operational flexibility allowing our growth strategy in Japan and worldwide.”

About GE
GE (NYSE: GE) works on things that matter. The best people and the best technologies taking on the toughest challenges. Finding solutions in energy, health and home, transportation and finance. Building, powering, moving and curing the world. Not just imagining. Doing. GE works. For more information, visit the company's website at www.ge.com.

About GE Capital
GE Capital is one of the world’s largest providers of credit. For over one million businesses, large and small, GE Capital provides financing to purchase, lease and distribute equipment, as well as capital for real estate and corporate acquisitions, refinancing and restructurings. For our 100+ million consumer customers, GE Capital offers credit card, retail sales finance programs, home, car and personal loans and credit insurance. For more information, visit gecapital.com or follow company news via Twitter @GECapital.

About TowerJazz
Tower Semiconductor  Ltd. (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry leader, its fully owned U.S. subsidiary Jazz Semiconductor  Ltd., and its fully owned Japanese subsidiary TowerJazz Japan, LTD, operate collectively under the brand name TowerJazz, manufacturing integrated circuits  with geometries ranging  from  1.0  to  0.13-micron. TowerJazz provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as MEMS capabilities. To provide multi-fab sourcing, TowerJazz maintains two manufacturing facilities in Israel, one in the U.S., and one in Japan with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties.  Actual results may vary from those projected or implied by such forward-looking statements.  A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower and/or Jazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

Contacts
TowerJazz Investor Relations | Noit Levi, +972 4 604 7066 | noitle@towersemi.com
CCG Investor Relations | Ehud Helft / Kenny Green, (646) 201 9246 | towersemi@ccgisrael.com